SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series XVIII Fixed Rate Notes in a principal amount of USD 33,706,257, due 2019.

The Company informs that on June 12, 2019, will start the payment of the nineteenth installment of interests related to the Series XVIII Notes issued on September 12, 2014.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	June 12, 2019
Number of service to be paid:	Nineteenth installment of interests
Period comprised by the payment:	March 12, 2019/June 12, 2019
Concept of payment:	Interests (100%)
Payment Currency:	Argentine Pesos (ARS) at the applicable exchange rate
Face Value:	USD 33,706,257
Outstanding Capital:	USD 16,853,128.5
Annual Nominal Interest Rate:	4.00%
Interest being paid (Under face value):	0.504109578%
Interest being paid	USD 169,916.47
Capital being paid	-
Applicable exchange rate	To be determined as established in the Pricing Supplement

Interests will be paid to the noteholders at whose name the Notes were registered on June 11, 2019.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
  June 5, 2019